Exhibit 21

Hot Topic, Inc.

List of Subsidiaries

Entity	Entity Type	State of Incorporation/ Formation	Country of Incorporation/ Formation
Hot Topic Administration, Inc.	Corporation	California	U.S.
Hot Topic Merchandising, Inc.	Corporation	California	U.S.
hottopic.com, Inc.	Corporation	California	U.S.
Hot Topic Tennessee, Inc.	Corporation	California	U.S.
Hot Topic (Canada) Inc.	Corporation		Canada